UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PNMAC Mortgage Opportunity Fund, LLC
(Name of Issuer)
Common
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS: Public Safety Personnel Retirement System I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 86-0215767

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	5	SOLE VOTING POWER

NUMBER OF		176,352.8437

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		176,352.8437

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	176,352.8437

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	32.9%

12	TYPE OF REPORTING PERSON*

	EP

CUSIP No.	None	13G	Page	3	of	6	Pages
Item 1(a). Name of Issuer:
PNMAC Mortgage Opportunity Fund, LLC ( the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Officer:
27001 Agoura Road, Suite 350
Calabasas, California 91301
Item 2(a). Name of Person(s) Filing:
     This statement is filed by Public Safety Personnel Retirement System (“PSPRS”), with respect to the shares of the Company’s common voting securities directly owned by it.
Item 2(b). Address of Principal Business Office or, if None, Residence:
3010 Camelback Road, Suite 200
Phoenix, Arizona 85016-4416
Item 2(c). Citizenship:
PSPRS is an “independent trust fund” formed under the laws of the State of Arizona.
Item 2(d). Title of Class of Securities:
Common voting securities
Item 2(e). CUSIP Number:
None
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

CUSIP No.	None	13G	Page	4	of	6	Pages

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13b-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4. Ownership.
(a)-(c)	Information concerning the amount and percentage of shares of the Company’s common voting securities beneficially owned by PSPRS is set forth below and is based upon the number of shares of the Company’s common voting securities outstanding as of December 31, 2009.

Percentage of
				Shared	Aggregate	Outstanding Shares
	Sole	Sole	Shared	Dispositive	Beneficial	of Common Voting
Reporting Person	Voting Power	Dispositive Power	Voting Power	Power	Ownership	Securities
Public Safety Personnel Retirement System	176,352.8437	176,352.8437	0	0	176,352.8437	32.9%
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

CUSIP No.	None	13G	Page	5	of	6	Pages
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9 Notice of Dissolution of Group.
     Not applicable.
Item 10 Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	None	13G	Page	6	of	6	Pages
SIGNATURE:
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

Public Safety Personnel Retirement System
By:	/s/ James M. Hacking
James M. Hacking,
Administrator, Chief Executive Officer and Authorized Representative